

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2014

Via E-mail
Ron Weissberg
Chief Executive Officer and Chief Financial Officer
ADB International Group, Inc.
1440 West Bitters Road #1931
San Antonio, Texas 78248

     Re: **ADB International Group, Inc.**
                Amendment No. 5 to Registration Statement on From 10-12G
                Filed April 1, 2014
                Form 10-K for the Fiscal Year Ended December 31, 2013
                Filed March 26, 2014
                File No. 000-54862

Dear Mr. Weissberg:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Item 6. Executive Compensation, page 25

1. We note your disclosure in footnote 1 that "Mr. Weissberg …receives no compensation for serving as officer and director." However, your revised disclosure in Note 2 to the Financial Statements states that "[o]n December 23, 2013 [you] issued 200,000,000 shares of common stock in exchange for $20,000. These shares were sold to an officer…and resulted in recognition of $1,000,000 in compensation services for the year ended December 31, 2013." It appears that the 200,000,000 shares referenced in Note 2 to the Financial Statements relate to your disclosure in Item 10, regarding the shares issued to Mr. Weissberg on December 27, 2013. Please revise your disclosure to ensure consistency throughout the filing and clarify if the shares issued relate to executive compensation. Please refer to Item 402 of Regulation S-K.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013

Item 1A. Risk Factors

2. We note your disclosure under Item 9A that "[you] have concluded that [y]our internal control over financial reporting had material weaknesses." Please revise your filing to include a risk factor to address any deficiencies in your internal controls. This comment also applies to your Amendment No. 5 to Form 10-12G filed on April 1, 2014.

Item 1B. Unresolved Staff Comments

3. Please revise this section to update the status of the Staff review of your Form 10-12G and the Form 10-K for the year ended December 31, 2012. In this regard, we note your statement that "[t]he Company cleared comments related to its From 10-12G and is in the process to file an amendment to it Form 10-K for the year ended December 31, 2012 in response to the comments from the SEC."

Item 9A. Disclosures and Procedures

Management's Annual Report on Internal Control Over Financial Reporting

4. Please revise to include a statement as to whether or not internal control over financial reporting was effective as of December 31, 2013. Refer to Item 308(a)(3) of Regulation S-K.

Signatures

5. The report must be signed by the registrant. The report must also be signed on behalf of the registrant by its controller or principal accounting officer. Any person who occupies more than one position should indicate each capacity in which he or she signs the report. Refer to General Instruction D(2)(a)-(b) of Form 10-K. Please amend to include the required signatures.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director